                                  EXHIBIT 99a
CONDENSED STATEMENT OF INCOME                             THE DEXTER CORPORATION

---------------------------------------------------------------------------------------------------
                                   Three Months Ended September 30   Nine Months Ended September 30
In thousands of dollars            -------------------------------   ------------------------------
(except per share amounts)           1997       1996     Change         1997       1996   Change
---------------------------------------------------------------------------------------------------
REVENUES
Net sales                          $286,928   $269,493     + 6%      $852,413   $832,421   + 2%
Other income                          2,349      3,182     -26%         9,275      8,379   +11%
                                   --------   --------               --------   --------
                                    289,277    272,675     + 6%       861,688    840,800   + 2%
EXPENSES
Cost of sales                       182,758    176,997     + 3%       545,300    547,278
Marketing and administrative         59,698     54,755     + 9%       175,747    167,149   + 5%
Research and development             13,442     12,470     + 8%        40,499     38,488   + 5%
Interest                              5,287      4,929     + 7%        15,585     15,671   - 1%
Gain on divestiture of product
  lines                                                                           (2,719)
                                   --------   --------               --------   --------
INCOME BEFORE TAXES                  28,092     23,524     +19%        84,557     74,933   +13%
Income taxes                         10,113      8,351     +21%        30,441     26,601   +14%
                                   --------   --------               --------   --------
INCOME BEFORE MINORITY INTERESTS     17,979     15,173     +18%        54,116     48,332   +12%
Minority interests                    3,736      3,432     + 9%        11,004     11,050
                                   --------   --------               --------   --------
NET INCOME                         $ 14,243   $ 11,741     +21%      $ 43,112   $ 37,282   +16%
                                   ========   ========               ========   ========

NET INCOME PER SHARE                  $0.62      $0.50     +24%         $1.87      $1.57   +19%

DIVIDENDS DECLARED PER SHARE          $0.24      $0.22     + 9%         $0.72      $0.66   + 9%

AVERAGE SHARES OUTSTANDING (000)     22,914     23,545     - 3%        23,037     23,733   - 3%
---------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                  EXHIBIT 99b

                                                          THE DEXTER CORPORATION
CONDENSED STATEMENT OF FINANCIAL POSITION

----------------------------------------------------------------------------------------
In thousands of dollars                      SEPTEMBER 30   DECEMBER 31     SEPTEMBER 30
(except per share amounts)                   -------------------------------------------
                                                     1997          1996             1996
----------------------------------------------------------------------------------------
ASSETS
Cash and short-term securities                   $ 86,501      $103,420         $ 82,356
Accounts receivable, net                          203,265       178,093          200,546
Inventories
  Materials and supplies                           59,860        58,290           57,085
  In process and finished                         119,622       110,457          107,177
  LIFO reserve                                    (18,631)      (19,836)         (21,231)
                                                 --------      --------         --------
                                                  160,851       148,911          143,031
Prepaid and deferred expenses                      32,628        29,987           31,882
                                                 --------      --------         --------
  Total current assets                            483,245       460,411          457,815

Property, plant and equipment, at cost, net       343,301       334,266          321,912
Excess of cost over net assets of
  business acquired                                76,373        71,906           74,805
Other assets                                       49,118        87,221           83,575
                                                 --------      --------         --------
                                                 $952,037      $953,804         $938,107
                                                 ========      ========         ========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                  $  3,705      $  5,111         $  5,501
Current installments of long-term debt             31,553        12,297           12,649
Accounts payable                                   98,045        91,855           81,568
Accrued liabilities and taxes                     108,381       101,691          104,089
Current environmental reserves                      2,223         1,358            1,207
Dividends payable                                   5,502         5,170            5,183
                                                 --------      --------         --------
  Total current liabilities                       249,409       217,482          210,197

Long-term debt                                    168,459       209,952          208,839
Deferred items                                     51,394        46,874           48,316
Long-term environmental reserves                   14,154        14,978           15,219
Minority interests                                100,985        90,403           85,759

Shareholders' equity
  Common stock and paid-in capital                 36,893        36,495           34,768
  Retained earnings                               402,034       375,480          369,212
  Currency translation effects                    (18,767)       (2,187)          (3,185)
  Treasury stock                                  (52,524)      (35,673)         (31,018)
                                                 --------      --------         --------
    Total shareholders' equity                    367,636       374,115          369,777
                                                 --------      --------         --------
                                                 $952,037      $953,804         $938,107
                                                 ========      ========         ========

EQUITY PER SHARE                                   $16.04        $15.94           $15.69
----------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts as of September 30, 1997 and September 30, 1996 are unaudited.

                                   EXHIBIT 99c

                                                          THE DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS
-----------------------------------------------------------------------------------------

                                                           Nine Months Ended September 30
                                                           ------------------------------
In thousands of dollars                                         1997              1996
-----------------------------------------------------------------------------------------
OPERATIONS
Net income                                                   $  43,112         $ 37,282
    Noncash items
        Depreciation and amortization                           33,955           33,537
        Gain on divestiture of product lines                                     (2,719)
        Income taxes not due                                     1,453           10,839
        Minority interests                                      11,004           11,050
        LIFO inventory credit                                   (1,205)          (3,478)
        Equity in net income of affiliates                      (3,520)          (3,196)
        Other                                                      674            3,658
Operating working capital increase                             (27,508)          (2,886)
                                                             ---------         --------
                                                                57,965           84,087
                                                             ---------         --------
INVESTMENTS
Property, plant and equipment                                  (45,092)         (38,455)
Acquisitions                                                   (20,661)         (16,198)
Divestitures                                                    41,539           34,913
Joint ventures                                                   2,102            4,047
Proceeds from exercise of LTI stock options                      3,164            1,736
Other                                                            3,258           (3,853)
                                                             ---------         --------
                                                               (15,690)         (17,810)
                                                             ---------         --------
FINANCING
Long-term debt                                                 (21,197)          (6,576)
Short-term debt, net                                            (1,256)          (8,035)
Dividends paid                                                 (16,226)         (15,782)
LTI dividends paid to minority interest shareholders            (1,307)          (1,133)
Purchase of treasury stock                                     (20,517)         (21,434)
Other                                                            3,069            3,718
                                                             ---------         --------
                                                               (57,434)         (49,242)
                                                             ---------         --------
(DECREASE) INCREASE IN CASH AND SHORT-TERM SECURITIES        $ (15,159)        $ 17,035
                                                             =========         ========

RECONCILIATION OF (DECREASE) INCREASE  IN
   CASH AND SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period        $ 103,420         $ 65,542
Cash and short-term securities at end of period                 86,501           82,356
                                                             ---------         --------
(Decrease) Increase in cash and short-term securities
     per Statement of Financial Position                       (16,919)          16,814
Currency translation effects                                     1,760              221
                                                             ---------         --------
                                                             $ (15,159)        $ 17,035
                                                             =========         ========


INTEREST PAID                                                $  14,178         $ 16,338

TAXES PAID                                                   $  28,988         $ 15,762
----------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99d

NET SALES BY MARKET                                                                      THE DEXTER CORPORATION

----------------------------------------------------------------------------------------------------------------------
                                Three Months Ended September 30                   Nine Months Ended September 30
                             --------------------------------------          -----------------------------------------
In thousands of dollars           1997            1996     Change               1997          1996          Change
----------------------------------------------------------------------------------------------------------------------
     AEROSPACE               $  15,906      $   13,102       + 21%           $    45,090     $  37,635         + 20%


     ELECTRONICS                55,577          47,136       + 18%               159,426       144,614         + 10%


     FOOD PACKAGING (1)         70,522          68,276       +  3%               207,800       205,781         +  1%


     MEDICAL                   106,031         102,111       +  4%               320,597       303,396         +  6%


     OTHER (2)                  38,892          38,868                           119,500       140,995         - 15%
                             ----------     -----------                      -----------     ---------

     CONSOLIDATED            $ 286,928      $  269,493       +  6%           $   852,413     $ 832,421         +  2%
                             ==========     ===========                      ===========     =========
-----------------------------------------------------------------------------------------------------------------------

(1) The effect of businesses acquired increased net sales to the Food Packaging market by $5.1 million, or 8%, for the quarter, and $12.9 million, or 6%, year-to-date.

(2) The effect of businesses divested decreased net sales in the "Other" category by $19.3 million, or 14%, year-to-date.


Amounts are unaudited.

                                   Exhibit 99e


                             The Dexter Corporation
                   Notes to Consolidated Financial Statements


Note 1  --     In the opinion of the company's management, the unaudited
               financial statements reflect adjustments of a normal recurring nature which are necessary to present a fair statement of the results for the interim periods. The notes to the consolidated financial statements including management's discussion in Part 1,
               Item 2 of this Form 10-Q are incorporated as part of these consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 --      Net income per share figures in the consolidated Condensed
               Statement of Income are based on the weighted average number of shares outstanding as indicated for each period. No effect has been given to stock options or restricted stock awards outstanding as no material dilutive effect would result from the inclusion of these items.

Note 3  --     In February 1997, the Financial Accounting Standards Board issued
               Statement of Financial Accounting Standards No. 128, Earnings per
               Share (the "Statement"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of the Statement on the calculation of earnings per share amounts for the three and nine month periods ended September 30, 1997 and 1996 is not expected to be material.

               In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income and Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (the "Statements"), which become effective for financial statements for periods beginning after December 15, 1997. The Company is currently evaluating the impact of these Statements on its financial reporting practices.

Note 4 --      The following are included as components of Common Stock and
               Paid-in Capital.

COMMON STOCK & PAID-IN CAPITAL   SEPTEMBER 30,    DECEMBER 31,   SEPTEMBER 30,
(IN THOUSANDS OF DOLLARS)            1997            1996            1996
------------------------------     --------        --------        --------
Common stock                       $ 24,984        $ 24,984        $ 24,984
Paid-in capital                      17,111          14,669          13,938
Unrealized losses on
  investments                          (427)           (174)           (350)
Unearned compensation on
  restricted stock                   (4,571)         (2,780)         (3,331)
Pension liability adjustment           (204)           (204)           (473)
                                   --------        --------        --------
                                   $ 36,893        $ 36,495        $ 34,768
                                   ========        ========        ========

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of The Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of The Dexter Corporation as of September 30, 1997 and 1996, and the related condensed statement of income for the three and nine month periods then ended, and condensed statement of cash flows for the nine month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of The Dexter Corporation as of December 31, 1996, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 4, 1997, we expressed an opinion which included an explanatory paragraph regarding the adoption of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1996, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ Coopers & Lybrand L.L.P.
COOPERS & LYBRAND L.L.P.


Springfield, Massachusetts
October 15, 1997